Exhibit B

CONTROL PERSON IDENTIFICATION

Greenhouse Funds LLLP is the relevant entity for which Greenhouse GP LLC and Joseph Milano may be considered control persons. Greenhouse Long Only Master Fund LP and Greenhouse Master Fund LP are the relevant entities for which Greenhouse Fund GP LLC may be considered a control person.